

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2022

Alan Beal
Chief Executive Officer
Armed Forces Brewing Company, Inc.
1420 Catlyn Place
Annapolis, MD 21401

>   **Re: Armed Forces Brewing Company, Inc.**
>   **Offering Statement on Form 1-A**
>   **Post-Qualification Amendment No. 1**
>   **Filed June 28, 2022**
>   **File No. 024-11502**

Dear Mr. Beal:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alex King at 202-551-8631 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing